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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14F-1

                             INFORMATION STATEMENT

                  PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                             ---------------------

                           TOYMAX INTERNATIONAL, INC.

             (Exact Name of Registrant as specified in its charter)

                                    DELAWARE

                 (State or Other Jurisdiction of Incorporation)

        0-23215                                11-3391335
(Commission File Number)                     (IRS Employer
                                          Identification No.)

  125 E. BETHPAGE ROAD
  PLAINVIEW, NEW YORK
 (Address of principal                           11803
   executive offices)                          (Zip code)

      (Registrant's telephone number, including area code) (516) 391-9898

                            ------------------------

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
                           TOYMAX INTERNATIONAL, INC.
                              125 E. BETHPAGE ROAD
                           PLAINVIEW, NEW YORK 11803

                             INFORMATION STATEMENT
                  PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    The purpose of this information statement (this "Information Statement") is to inform the holders of record, as of the close of business on February 25, 2002 (the "Record Date"), of shares of common stock, par value $.01 per share (the "Common Stock"), of Toymax International, Inc. ("Toymax" or the "Company"), that the Company has entered into agreements that contemplate a change in control of the Company.

    The Company is required to send this Information Statement to its stockholders in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. While you are not required to take any action in response to this Information Statement, we urge you to read it carefully. The information contained in this Information Statement concerning JAKKS Pacific, Inc. ("JAKKS"), a Delaware corporation, and the Director Designees named herein has been furnished to the Company by JAKKS and the Director Designees. The Company assumes no responsibility for the accuracy or completeness of such information.

                          CHANGE IN CONTROL OF TOYMAX

    On February 10, 2002, the Company and four of its principal stockholders entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with JAKKS, a toy manufacturer based in Malibu, California that is publicly traded on the NASDAQ National Market under the symbol "JAKK." On February 10, 2002, concurrently with the execution of the Stock Purchase Agreement, the Company entered into an Agreement of Merger (the "Merger Agreement") with JAKKS and JP/TII Acquisition Corp., a wholly-owned subsidiary of JAKKS (the "Merger Subsidiary"). Pursuant to the Stock Purchase Agreement and the Merger Agreement, in a two stage transaction, JAKKS will acquire a majority of the shares of outstanding common stock of the Company, the Merger Subsidiary will merge with and into the Company and the Company will become a wholly-owned subsidiary of JAKKS.

    After the closing of the Stock Purchase (as described below), five of the Company's seven directors (David Ki Kwan Chu, Steven Lebensfeld, Harvey Goldberg, Oren Asher and Eric Inspektor) will resign and the remaining two directors (Joel Handel and Dan Almagor) will increase the number of directors constituting the entire board to eight and elect the then-existing members of JAKKS' board of directors (Jack Friedman, Stephen G. Berman, David C. Blatte, Robert E. Glick, Michael G. Miller and Murray L. Skala) (the "Director Designees") to serve as the remaining six members of the Company's board of directors (the "Change in Control"). The Change in Control will be effective upon the later of the closing of the Stock Purchase or 10 days after this Information Statement is filed with the Securities and Exchange Commission (the "SEC") and mailed to the holders of record of Common Stock.

    Pursuant to the Stock Purchase Agreement, in the first stage of the transaction, JAKKS will purchase approximately 8.1 million shares of Common Stock, representing approximately 66.3% of the outstanding shares of Common Stock (the "Stock Purchase"), from Best Phase Limited, Hargo Barbados Limited, Steven A. Lebensfeld and Harvey Goldberg (the "Principal Stockholders"), for an aggregate purchase price of approximately $36,450,000. The purchase price per share of Common Stock is $4.50, consisting of $3.00 in cash and .0798 share of JAKKS common stock (based on a base value of $18.797 per share). The purchase price is subject to certain adjustments if the value of JAKKS common stock (as determined in accordance with the Stock Purchase Agreement) varies by more than 10% from the base value and, in certain cases, all or part of the portion of the purchase price that would be payable in shares of JAKKS common stock may be payable in cash. JAKKS has deposited cash in escrow in an amount expected to be sufficient to pay the cash portion of the purchase price for the Stock Purchase.

    After the closing of the Stock Purchase, all options and warrants to purchase Common Stock outstanding on the date of closing of the Stock Purchase ("Toymax Options") other than those held by the Principal Stockholders and David Chu, which will have been terminated, will become fully exercisable upon the earliest of (the "Acceleration Date"): (i) the date of termination of the Stock Purchase Agreement (if the Merger is abandoned after the closing of the Stock Purchase), (ii) the effective date of the Merger, or (iii) September 30, 2002; PROVIDED, HOWEVER, that upon the effective date of the Merger the Toymax Options will be exchanged for options or warrants to purchase JAKKS common stock ("New Options") or cash in accordance with the Merger Agreement. In the event that the Acceleration Date is the date of termination of the Stock Purchase Agreement or September 30, 2002, Toymax Options will remain exercisable during the six month period following the Acceleration Date and then be terminated at the end of such six month period. In the event that the Acceleration Date is the effective date of the Merger, the Toymax Options will be terminated and the New Options will remain exercisable during the six month period following the Acceleration Date and then be terminated at the end of such six month period.

    Consummation of the Stock Purchase is subject to certain conditions to closing, including without limitation the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; the fairness opinion rendered by Morgan Lewis Githens & Ahn, Inc. shall not have been withdrawn, rescinded or adversely updated or modified; and the entry into employment arrangements with certain officers of the Company and manufacturing arrangements with an affiliate of the Company.

    Pursuant to the Merger Agreement, in the second stage of the transaction, the Merger Subsidiary will merge with and into the Company, the Company will become a wholly-owned subsidiary of JAKKS (the "Merger") and JAKKS will pay merger consideration to the Company's remaining stockholders (other than JAKKS or its affiliates) in an aggregate amount of approximately $18,516,000, consisting of $4.50 per share of Common Stock payable in the same manner and subject to the same adjustment provisions that apply to the shares purchased pursuant to the Stock Purchase. JAKKS expects to pay the cash portion of the purchase price in connection with the Merger out of working capital. As discussed above, JAKKS also agreed to exchange all of the Toymax Options outstanding as of the effective date of the Merger for New Options or, under certain limited circumstances, to redeem the Toymax Options for cash, in whole or in part. After the effective time of the Merger, the number of directors constituting the board of directors of the Company will be two, and the two incumbent directors of the Merger Subsidiary will become the directors of the Company. In addition, all of the incumbent officers of the Company will resign or be removed and all of the incumbent officers of the Merger Subsidiary will become officers of the Company.

    Consummation of the Merger is subject to certain conditions to closing, including without limitation the consummation of the Stock Purchase Agreement, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; the fairness opinion rendered by Morgan Lewis Githens & Ahn, Inc. shall not have been withdrawn, rescinded or adversely updated or modified; and approval of the Company's stockholders.

    Copies of the Stock Purchase Agreement and the Merger Agreement were filed as Exhibits 2.1 and 2.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 22, 2002.

                               VOTING SECURITIES

    The Company had outstanding 12,238,528 shares of Common Stock at the close of business on the Record Date, which are the only securities of the Company entitled to be voted. Each outstanding share of Common Stock is entitled to one vote and is entitled to vote on all matters at a meeting of stockholders of the Company or by written consents or authorizations if no meeting is held.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRIOR TO CHANGE IN CONTROL

    The following table sets forth certain information as of the Record Date (prior to the consummation of the Stock Purchase) with respect to the beneficial ownership of the Common Stock by each current director, each named executive officer (as defined in Item 402(a)(3) of Regulation S-K) that was employed with the Company as of the Record Date, all executive officers and directors as a group, and each person known by the Company to be the beneficial owner of 5% or more of the Common Stock. This information is based upon information received from or on behalf of the named individuals or entities.

                                                                               OPTIONS
                                                                           EXERCISABLE INTO
                                                            SHARES OF        COMMON STOCK
                                                           COMMON STOCK      INCLUDED AS
                                                           BENEFICIALLY      BENEFICIALLY     PERCENT OF
NAME                                                      OWNED(1)(2)(3)     OWNED(1)(2)       CLASS(4)
----                                                      --------------   ----------------   ----------
David Ki Kwan Chu(5)....................................     5,857,285          126,951          47.4%
Steven Lebensfeld(6)....................................     1,368,517          126,951          11.1%
Harvey Goldberg.........................................       264,283          126,951           2.1%
Hargo Barbados Limited(7)...............................     1,116,833               --           9.1%
Frances Shuk Kuen Leung(5)..............................     5,857,285          126,951          47.4%
Kenneth Price...........................................       225,289          100,290           1.8%
Carmine Russo...........................................       119,040          100,290           1.0%
Oren Asher..............................................        55,738           55,738             *
Joel M. Handel..........................................        55,738           55,738             *
Dan Almagor.............................................         7,500            7,500             *
Eric Inspektor..........................................         7,500            7,500             *
Existing Executive Officers and Directors as a Group
  (9 Persons)(8)........................................     7,960,890          707,909          61.5%

------------------------

*   Represents less than 1% of issued and outstanding shares of Common Stock.

(1) Includes shares which may be acquired upon the exercise of options which are currently exercisable or exercisable within 60 days after the date hereof.

(2) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

(3) None of the Director Designees beneficially owns any shares of Common Stock.

(4) Percentage amounts are based on the number of shares of Common Stock outstanding as of the Record Date.

(5) David Ki Kwan Chu and Frances Shuk Kuen Leung are husband and wife. Their address is: Units D-F, 26th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, N.T, Hong Kong. The share amounts shown for Mr. Chu and Ms. Leung are owned by Best Phase Limited, a British Virgin Islands corporation, of which Mr. Chu and Ms. Leung own 100% of the outstanding shares. The address of Best Phase Limited is Units A and B, CDW Building, 382-392 Castle Peak Road, Tsuen Wan, N.T, Hong Kong. Mr. Chu and his wife are deemed to be the beneficial owners of each other's shares of Common Stock.

(6) Includes 126,000 shares held in trust or custodian accounts for the benefit of Mr. Lebensfeld's children. Mr. Lebensfeld is not the trustee of such trust and disclaims beneficial ownership of 120,000 of the shares held in trust.

(7) A total of 1,116,833 shares of Common Stock are beneficially owned by Hargo (Barbados) Limited, a company that administers the Goldberg Family Trust, a trust for the benefit of Mr. Goldberg's wife and children. Hargo (Barbados) Limited is wholly owned and controlled by CIBC West Indies Offshore Banking Corporation, as trustee for the Goldberg Family Trust and Mr. Goldberg disclaims beneficial ownership of such shares. Hargo (Barbados) Limited's address is: CIBC Bank & Trust Company (Cayman) Limited, CIBC Centre, 3rd Floor, Warrens, P.O. Bag 503, Bridgetown, Barbados.

(8) Does not include options to purchase 50,000 shares of Common Stock held by Michael Sabatino which are currently exercisable and were granted to Mr. Sabatino pursuant to his employment agreement with the Company and a supplement thereto.

AFTER GIVING EFFECT TO THE CHANGE IN CONTROL

    The following table sets forth certain information (after giving effect to the transactions contemplated by the Stock Purchase) with respect to the beneficial ownership of the Common Stock by each director, each named executive officer and each person that to the Company's knowledge will become the beneficial owner of 5% or more of the Common Stock. This information is based upon information received from or on behalf of the named individuals or entities.

                                                                             OPTIONS
                                                                         EXERCISABLE INTO
                                                           SHARES OF       COMMON STOCK
                                                          COMMON STOCK     INCLUDED AS
                                                          BENEFICIALLY     BENEFICIALLY     PERCENT OF
NAME                                                        OWNED(1)         OWNED(1)        CLASS(2)
----                                                      ------------   ----------------   ----------
JAKKS Pacific, Inc......................................   8,232,819               --          67.3%
Kenneth Price...........................................     395,578          270,579           3.2%
Carmine Russo...........................................     289,329          270,579           2.3%
Steven Lebensfeld(3)....................................     126,000               --           1.0%
Oren Asher..............................................      73,476           73,476             *
Joel M. Handel..........................................      73,476           73,476             *
Dan Almagor.............................................      30,000           30,000             *
Eric Inspektor..........................................      30,000           30,000             *
Harvey Goldberg.........................................          --               --             *
Director Designees......................................          --               --             *

------------------------

*   Represents less than 1% of issued and outstanding shares of Common Stock.

(1) Includes options that will become exercisable in accordance with the Stock Purchase Agreement upon the earliest to occur of: (i) the date of termination of the Stock Purchase Agreement (if the Merger is abandoned after the closing of the Stock Purchase), (ii) the effective date of the Merger, or (iii) September 30, 2002.

(2) Percentage amounts are based on the number of shares of Common Stock outstanding as of the Record Date.

(3) These shares are held in trust or custodian accounts for the benefit of Mr. Lebensfeld's children. Mr. Lebensfeld is not the trustee of such trust and disclaims beneficial ownership of 120,000 of the shares held in trust.

    SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors and persons who own more than ten percent of a registered class of the Company's equity securities to file certain reports regarding ownership of, and transactions in, the Company's securities with the Securities and Exchange Commission (the "SEC"). These officers, directors and stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that are filed with the SEC. Based solely on a review of copies of such forms received by the Company, and written representations received by the Company from certain reporting persons, the Company believes that for the fiscal year March 31, 2001 all Section 16(a) reports required to be filed by the Company's executive officers, directors and 10% stockholders were filed on a timely basis, except as hereinafter set forth. Mr. Lebensfeld failed to timely file a Form 4 in connection with a transaction during the Company's fiscal year ended March 31, 2001. William A. Johnson, Jr. and Barry Shapiro (former officers of the Company) and Messrs. Price, Asher and Handel failed to timely file Form 5's with respect to the fiscal year ended March 31, 2001.

                        DIRECTORS AND EXECUTIVE OFFICERS

EXISTING DIRECTORS OF THE COMPANY

    The name and age of the current directors of the Company (prior to the Change in Control) are set forth below:

NAME                                                            AGE
----                                                          --------
David Ki Kwan Chu...........................................     55
Steven A. Lebensfeld........................................     49
Harvey Goldberg.............................................     50
Oren Asher..................................................     50
Eric Inspektor..............................................     48
Joel M. Handel..............................................     65
Dan Almagor.................................................     48

DIRECTORS OF THE COMPANY FOLLOWING THE CHANGE IN CONTROL

    The name and age of the directors of the Company following the Change in Control are set forth below:

NAME                                                            AGE
----                                                          --------
Jack Friedman...............................................     62
Stephen G. Berman...........................................     37
David C. Blatte.............................................     38
Robert E. Glick.............................................     56
Michael G. Miller...........................................     54
Murray L. Skala.............................................     55
Joel M. Handel..............................................     65
Dan Almagor.................................................     48

EXISTING EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

    The name, age and position of the current executive officers and certain other significant employees of the Company are set forth below:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Steven A. Lebensfeld......................     49      Chief Executive Officer
Harvey Goldberg...........................     50      President
Kenneth Price.............................     39      Senior Vice President-Sales and Marketing
Michael Sabatino..........................     37      Chief Financial Officer and Treasurer
Carmine Russo.............................     42      Chief Operating Officer
Andrew B. Stein...........................     47      Vice President-International Sales
Amy L. Weltman............................     51      Vice President-Marketing
Sanford B. Frank..........................     49      General Counsel and Secretary

BUSINESS EXPERIENCE AND EMPLOYMENT OF DIRECTORS

    The business experience, principal occupations and employment, as well as period of service, of the Company's directors (following the Change in Control) during at least the last five years are set forth below.

    JACK FRIEDMAN, DIRECTOR DESIGNEE. Mr. Friedman has been the Chairman and Chief Executive Officer of JAKKS since co-founding JAKKS with Mr. Berman in January 1995. Until December 31, 1998, he was also President of JAKKS. From January 1989 until January 1995, Mr. Friedman was Chief Executive Officer, President and a director of THQ Inc., a developer, publisher and distributor of interactive entertainment software ("THQ"). From 1970 to 1989, Mr. Friedman was President and Chief Operating Officer of LJN Toys, Ltd., a toy and software company. After LJN was acquired by MCA/Universal, Inc. in 1986, Mr. Friedman continued as President until his departure in late 1988.

    STEPHEN G. BERMAN, DIRECTOR DESIGNEE. Mr. Berman has been Chief Operating Officer, Secretary and a director of JAKKS since co-founding JAKKS with Mr. Friedman in January 1995. Since January 1, 1999, he has also served as President of JAKKS. From its inception until December 31, 1998, Mr. Berman was also Executive Vice President of JAKKS. From October 1991 to August 1995,
Mr. Berman was a Vice President and Managing Director of THQ
International, Inc., a subsidiary of THQ. From 1988 to 1991, he was President and an owner of Balanced Approach, Inc., a distributor of personal fitness products and services.

    DAVID C. BLATTE, DIRECTOR DESIGNEE. Mr. Blatte has been director of JAKKS since January 2001. From January 1993 to May 2000, Mr. Blatte was a Senior Vice President in the specialty retail group of the investment banking division of Donaldson, Lufkin and Jenrette Securities Corporation. Since May 2000,
Mr. Blatte has been a principal in Catterton Partners, a private equity fund. Mr. Blatte is a director of the following privately-held consumer products companies: Case Logic, Inc., Rentport, Inc. and Farley's and Sather's Candy Company, Inc.

    ROBERT E. GLICK, DIRECTOR DESIGNEE. Mr. Glick has been a director of JAKKS since October 1996. For more than 20 years, Mr. Glick has been an officer, director and principal stockholder in a number of privately-held companies which manufacture and market women's apparel.

    MICHAEL G. MILLER, DIRECTOR DESIGNEE. Mr. Miller has been a director of JAKKS since February 1996. From 1979 until May 1998, Mr. Miller was President and a director of several privately-held affiliated companies, including a list brokerage and list management consulting firm, a database management consulting firm, and a direct mail graphic and creative design firm. Mr. Miller's interests in these companies were sold in May 1998. Since 1991, he has been President of an advertising company.

    MURRAY L. SKALA, DIRECTOR DESIGNEE. Mr. Skala has been a director of JAKKS since October 1995. Since 1976, Mr. Skala has been a partner in the law firm of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, which serves as general counsel to JAKKS. Mr. Skala is a director of Traffix, Inc., a publicly-held company in the business of telecommunications services and entertainment.

    JOEL M. HANDEL, DIRECTOR. Mr. Handel has been a director of Toymax since October 1997. Mr. Handel was a partner in the law firm of Baer Marks & Upham LLP, which served as counsel to the Company, from 1968 to December 2001.
Mr. Handel has been a partner in the law firm of Brown Raysman Millstein
Felder & Steiner LLP, which serves as counsel to the Company, since
January 2002. From April 1987 through March 1997, Mr. Handel was a member of the Board of Directors of Tyco Toys, Inc., a company for which Baer Marks & Upham LLP also served as counsel. Mr. Handel is presently involved in a pending personal bankruptcy action.

    DAN ALMAGOR, DIRECTOR. Mr. Almagor has been a director of Toymax since July 2001. Mr. Almagor has been the Chairman and Executive Partner of ACG International, Inc., a company which serves as director and advisor to Fortune 1000 and privately-held companies, since 1989. Mr. Almagor has also served as Chairman and Chief Executive Officer for several public and privately-held companies.

BUSINESS EXPERIENCE AND EMPLOYMENT OF EXISTING OFFICERS AND KEY EMPLOYEES

    The business experience, principal occupations and employment, as well as period of service, of the Company's existing executive officers and certain other key employees during at least the last five years are set forth below.

    STEVEN A. LEBENSFELD, CHIEF EXECUTIVE OFFICER. Mr. Lebensfeld is a co-founder of Toymax and has served as the Chief Executive Officer since
May 2000, President from 1997 through 2000 and a director of the Company since 1997, the President and a director of Toymax Inc. since May 1990 and as a director of Toymax (H.K.) Limited since December 1995. Mr. Lebensfeld is the senior executive in charge of the Company's toy design and development activities. Prior to his involvement with Toymax, Mr. Lebensfeld founded and was President of Toy Biz from 1987 to 1989. Mr. Lebensfeld started the Kidworks (H.K.) Ltd., FOB division of Panosh Place, Inc. in 1985. Between 1984 and 1986, Mr. Lebensfeld was Managing Director of HG Toys (H.K.) Ltd. Between 1979 and 1984, Mr. Lebensfeld was affiliated with Regent Toys, a company he and Mr. Goldberg founded.

    HARVEY GOLDBERG, PRESIDENT. Mr. Goldberg is a co-founder of Toymax. He has been a director of the Company since 1997, a director of Toymax (H.K.) Limited since December 1995 and has served as President since May 2000, Executive Vice President from 1995 through 2000, and has served as Executive Vice President of Toymax Inc. since September 1995. In this capacity, Mr. Goldberg is the senior executive in charge of all of the Company's sales activities and both of Toymax's domestic and international vice presidents of sales report to him. Prior to joining Toymax, Mr. Goldberg served as a senior sales and marketing executive for Toy Biz, H-G Toys (HK) Ltd., Regent Toys, H-G Canada and Grand Toys as well as a consultant to Toymax Inc. Mr. Goldberg is a director of MGI Software Corp., a public company traded on the Toronto Stock Exchange.

    KENNETH PRICE, SENIOR VICE PRESIDENT OF SALES AND MARKETING. Mr. Price is a co-founder of Toymax. From its inception in May 1990 through September 1995, Mr. Price served as Secretary of, as well as holding key sales and marketing positions with, Toymax. From September 1995 through May 1996, Mr. Price served as Vice President of Sales and Marketing. Since May 1996, Mr. Price has served as Senior Vice President of Sales and Marketing. Mr. Price supervises the Company's domestic sales and marketing activities and is closely involved in the development and distribution of Toymax's promotional television commercial advertising. Mr. Price is also the Company's senior executive in charge of securing, negotiating and maintaining licenses. Mr. Price also serves on the Company's

Steering and Management Committee. Prior to joining Toymax, Mr. Price served as a marketing and sales executive for Toy Biz and H-G Toys (HK) Ltd.

    MICHAEL SABATINO, CHIEF FINANCIAL OFFICER AND TREASURER. Mr. Sabatino has served as Chief Financial Officer and Treasurer of Toymax since December 2001. In this capacity, Mr. Sabatino is in charge of the Company's corporate and financial functions, treasury, accounts receivable and administration, including SEC and shareholder relations matters. Prior to joining Toymax, Mr. Sabatino was an audit partner at BDO Seidman, LLP, a tax consulting organization and a national professional services firm that provides assurance, tax, financial advisory and consulting services to private and publicly traded businesses.
Mr. Sabatino has over thirteen years of public accounting experience with SEC filings in a variety of industries including manufacturing, distribution and retail.

    CARMINE RUSSO, CHIEF OPERATING OFFICER. Mr. Russo has served as Chief Operating Officer of Toymax since April 1997. In this capacity, Mr. Russo is responsible for the day-to-day management of all operational and research and development activities including design, development, purchasing, sourcing, production, shipping, and warehousing. Mr. Russo also serves on the Company's Steering and Management Committee. Prior to his position as Chief Operating Officer, Mr. Russo served as Vice President of Operations and R&D for Toymax from December 1994 through March 1997. From December 1987 to December 1994,
Mr. Russo held various senior management positions at Buddy L, a subsidiary of SLM International, where he served as Senior Vice President-Operations and was a member of their Operating Committee. Before joining Buddy L, Mr. Russo was a development and production executive for H-G Toys from January 1984 to November 1987.

    ANDREW B. STEIN, VICE PRESIDENT OF INTERNATIONAL SALES. Mr. Stein has served as Vice President of International Sales for Toymax since March 1993. In this capacity, Mr. Stein is responsible for managing all of the day-to-day international sales activities, including calling on existing customers, developing new business accounts, managing sales representative firms and working closely with the Company's research and development department in connection with the development of new products. From December 1990 to March 1993, Mr. Stein served in a similar capacity at Tyco Playtime. Prior to that, Mr. Stein served as Vice President of International Sales and Marketing at Nasta International. Mr. Stein has also served as an executive for H-G
Toys, Inc., Amtoy and Ideal Toy Corporation.

    AMY L. WELTMAN, VICE PRESIDENT-MARKETING. Ms. Weltman has served as Vice President of Marketing of Toymax since January 1996. Ms. Weltman has day-to-day responsibility for advertising, public relations, licensing, sales promotion, marketing and merchandising programs, and research. She is involved in the development and execution of brand strategies, and in short and long term strategic planning and product development. Prior to serving as Vice President for the Company, Ms. Weltman served as a consultant to Toymax from July 1994 to December 1996. From 1982 to 1994, Ms. Weltman was Senior Vice President of Account Services at TSR Advertising, where she was responsible for the following accounts: Galoob Toys, Cap Toys, CBS Toys and Ideal Toys. Ms. Weltman is a member of the Board of Directors of Women In Toys.

    SANFORD B. FRANK, GENERAL COUNSEL AND SECRETARY. Mr. Frank has served as General Counsel for Toymax since April 1994 and as Secretary since
September 1995. In this capacity, Mr. Frank is responsible for overseeing all legal affairs of the Company. Mr. Frank is also Chief Operating Officer of Maxverse Interactive, Inc., and Secretary and General Counsel of
Maxverse, Inc., GoFly A Kite Inc. Toymax Inc. and Funnoodle, Inc., subsidiaries of the Company. Prior to joining Toymax, Mr. Frank served as Vice President and General Counsel for Tyco Playtime, a division of Tyco, from September 1990 to December 1993. From 1980 to 1990, Mr. Frank was in private practice.

    JAKKS has indicated that following the Change in Control, in addition to electing certain senior executives of JAKKS to serve as senior executives of the Company, JAKKS may replace or terminate certain of the existing executive officers and key employees of the Company. In addition, as described under the caption "Change in Control" above, pursuant to the Merger Agreement all of the incumbent officers of the Company will resign or be removed at the effective time of the Merger. JAKKS has also indicated, however, that it may enter into employment agreements with certain of the Company's incumbent executive officers and key employees to serve as executive officers or employees of the Company or JAKKS after the effective time of the Merger.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

    The Board of Directors of the Company held six (6) meetings during the fiscal year ended March 31, 2001. The Board of Directors has created two standing committees: a four-member Audit Committee and a three-member Compensation Committee. The Audit Committee held four (4) meetings and the Compensation Committee held two (2) meetings during the fiscal year ended March 31, 2001.

    Each current director attended all meetings of the Board of Directors and of the committees of which he was a member during the fiscal year ended March 31, 2001, with the exception of Eric Inspektor and Dan Almagor, who were appointed during the current fiscal year and did not participate in any meetings during the fiscal year ended March 31, 2001.

    The current members of the Audit Committee are Joel Handel, Oren Asher and Eric Inspektor. The Audit Committee recommends to the Board of Directors the engagement of the independent auditors, and has the authority to review with the auditors and with the Company's management all matters relating to the annual audit of the Company.

    The current members of the Compensation Committee are David Chu, Joel Handel and Eric Inspektor. The Compensation Committee has the authority to review and approve the remuneration arrangements for executive officers and employees of the Company, review the benefit plans for employees and select participants, approve awards under, interpret and administer the employee benefit plans of the Company.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth, for the Company's last three fiscal years (ended March 31, 2001, March 31, 2000 and March 31, 1999), the compensation of those persons who were, at March 31, 2001, the chairman of the Board of Directors, the chief executive officer and the other four most highly compensated executive officers of the Company.

                                       ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                 -------------------------------   ----------------------------------------
                                                                                  SECURITIES
                                                                   OTHER ANNUAL   UNDERLYING    ALL OTHER
                                  FISCAL                           COMPENSATION    OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR     SALARY($)   BONUS($)       ($)        GRANTED(#)       ($)
---------------------------      --------   ---------   --------   ------------   ----------   ------------
David Ki Kwan Chu..............    2001     $165,000    $    --       $   --       $    --         $  --
Chairman                           2000      165,000         --           --       200,000            --
                                   1999           --         --           --        33,902            --
Steven Lebensfeld(1)...........    2001      518,491         --       18,000            --         2,578
CEO                                2000      457,663         --       14,400       200,000         2,747
                                   1999      322,875    233,595       14,400        33,902         2,643
Harvey Goldberg(1)(2)..........    2001      518,491         --       18,000            --         2,444
President                          2000      457,663         --       14,400       200,000         3,263
                                   1999      322,875    233,595       14,400        33,902         3,154
Ken Price(1)...................    2001      321,930         --        9,600            --         2,184
Sr. Vice President Sales and       2000      301,433         --        7,200       100,000         2,240
Marketing                          1999      281,728    152,344        7,200        24,579         2,223
Carmine Russo(1)...............    2001      307,123         --        9,600            --         1,082
Chief Operating Officer            2000      287,079         --        7,200       100,000         1,252
                                   1999      268,313    152,344        7,200        24,579           996
Barry Shapiro(1)(3)............    2001      318,998         --        9,600            --         4,150
Sr. Vice President, President      2000      257,596         --        6,000       100,000         4,027
Toymax Enterprises                 1999           --         --           --            --            --

------------------------

(1) Amounts shown as Other Annual Compensation constitute car allowances.

(2) Mr. Goldberg's salary in fiscal 1999 included $207,000 in director's fees from Toymax (HK) Limited.

(3) Mr. Shapiro's employment with the Company terminated during the current fiscal year.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
  VALUES

    During fiscal 2001 no directors or executive officers exercised any options.

    The Company has not awarded stock appreciation rights to any employee and has no long-term incentive plans, as that term is defined in the regulations of the SEC. Also, the Company presently has no defined benefit or actuarial plans covering any employees of the Company. The Company has a 1997 Stock Option Plan, as amended (the "1997 Plan"), a 2001 Stock Option Plan (the "2001 Plan") and bonus plans.

OPTIONS GRANTED IN LAST FISCAL YEAR

    During fiscal 2001, the Compensation Committee ("Committee") did not grant any options to directors or executive officers under the 1997 Plan. The Committee did cancel 622,500 options of directors and executive officers with exercise prices ranging from $6.75 to $8.50. In December 2000, the Committee granted an aggregate of 311,750 options to certain employees under the 1997 Plan, all of which were granted at an exercise price of $1.34. During the current fiscal year, as of the Record Date the Committee has granted an aggregate of 779,816 options to directors and officers under the 2001 Plan, which was adopted during the current fiscal year. The market value of the Common Stock underlying the options as of the Record Date was $4.23.

COMPENSATION OF DIRECTORS

    Each director of the Company who is not an officer or full-time employee of the Company is entitled to receive director's fees at the rate of $15,000 per year. All directors are reimbursed for actual expenses incurred in connection with attendance at meetings of the Board of Directors or committees of the Board.

                             EMPLOYMENT AGREEMENTS

EXISTING EMPLOYMENT AGREEMENTS

    The Company currently has separate employment agreements with Messrs. Lebensfeld, Goldberg, Price and Russo, each of which were Amended and Restated on January 1, 2000, and an employment agreement with Mr. Sabatino, dated as of December 1, 2001 (individually and collectively, the "Existing Employment Agreements"). The Existing Employment Agreements for
Messrs. Lebensfeld and Goldberg have a term of approximately three years with annual automatic one-year extensions, unless advance notice of non-extension is timely furnished by either party. The Existing Employment Agreements with Messrs. Price and Russo each have a term of fifteen months. The Existing Employment Agreement with Mr. Sabatino has an initial term of six months with an automatic two year extension, unless advance notice of non-extension is timely furnished by the Company. Pursuant to the Existing Employment Agreements, Messrs. Lebensfeld, Goldberg, Sabatino, Price, and Russo are entitled to participate in the Executive Bonus Plan and the Stock Option Plan. Each of the Existing Employment Agreements with Messrs. Lebensfeld and Goldberg also provide an annual "Stock Appreciation Bonus" of 1% of the appreciation of the value of the outstanding common stock of the Company during the immediately preceding year.

    Under the Existing Employment Agreements, the Company may terminate each executive officer's employment upon notice to the executive officer and each executive officer may resign and terminate the Existing Employment Agreement at any time. If the executive officer's employment is terminated at death, or by resignation or for "Good Cause" (as defined in the applicable Existing Employment Agreement) the Company has no obligation to the executive except for payment of compensation and benefits accrued but unpaid at the time of termination.

    In the cases of Messrs. Lebensfeld and Goldberg, if the Company terminates the executive officer's employment without "Good Cause" or if the executive officer resigns with "Good Reason" (as defined in the applicable Existing Employment Agreement), in addition to accrued but unpaid compensation and benefits, the executive officer is entitled to the payment of his base salary and continued participation in the Executive Bonus Plan, payment of the Stock Appreciation Bonus, and medical, dental and life insurance coverage for the remaining term of the applicable Existing Employment Agreement. In the cases of Messrs. Russo and Price, if the Company terminates the executive officer's employment without "Good Cause," in addition to accrued but unpaid compensation and benefits, the executive officer is entitled to the payment of his base salary for twelve months following termination of employment. In the case of Mr. Sabatino, if the Company terminates the executive officer's employment without "Good Cause" after the initial term is extended, in addition to accrued but unpaid compensation and benefits, the executive officer is entitled to the payment of his base salary for nine months following termination of employment.

    All of the Existing Employment Agreements provide for enhanced compensation in the event of termination of employment following a "Change of Control" of the Company, as such term is defined in each Existing Employment Agreement. The Company believes that the consummation of the Stock Purchase and the Merger will constitute a Change of Control as such term is defined under the Existing Employment Agreements.

    The Existing Employment Agreements with Messrs. Russo and Price provide that, in the event that following a Change of Control, the executive officer's employment is terminated without Good Cause, in lieu of the twelve months' continuation of base salary otherwise due the executive officer on account of termination without Good Cause, the executive officer is entitled to 24 months' continuation of base salary.

    The Existing Employment Agreements with Messrs. Lebensfeld and Goldberg provide that in the event that the executive officer resigns within six months following a Change of Control (as defined in the applicable Existing Employment Agreement), or following a Change of Control the executive officer's employment is terminated without Good Cause, then in lieu of the continuation of base salary due the executive officer but in addition to all other compensation and benefits due in the event of termination for Good Reason or without Good Cause, the executive officer is entitled to (1) a lump sum cash payment equal to three times his average compensation (i.e., base salary, Stock Appreciation Bonuses and Executive Bonus Plan awards) for the two prior calendar years, and (2) an amount equal to any additional income and excise taxes that will be payable by the executive officer on account of "excess parachute payments" (within the meaning of Section 280G of the Internal Revenue Code).

    The Existing Employment Agreement with Mr. Sabatino provides that, in the event that a Change of Control occurs after the initial term is extended and the executive officer's employment is terminated without Good Cause after one year of employment, in lieu of the nine months' continuation of base salary otherwise due the executive officer on account of termination without Good Cause, the executive officer is entitled to 24 months' continuation of base salary. Although Mr. Sabatino will probably not be entitled to the Change of Control severance payments if his employment is terminated after the Stock Purchase or the Merger, pursuant to a supplement to the Existing Employment Agreement with Mr. Sabatino he would be entitled to termination pay of $225,000 payable over a one year period if he does not enter into an employment agreement with JAKKS.

EMPLOYMENT ARRANGEMENTS AFTER GIVING EFFECT TO THE CHANGE IN CONTROL

    Pursuant to the Stock Purchase Agreement, the Company and each of Messrs. Lebensfeld and Goldberg agreed to enter into a Termination of Employment Agreement which terminates the Existing Employment Agreements of, and all stock options granted to, each of Messrs. Lebensfeld and Goldberg. The Company also agreed to pay $350,000 to Mr. Lebensfeld and $200,000 to Mr. Goldberg in 12 substantially equal monthly installments in full satisfaction of all salary, bonus, vacation pay and any other form of compensation or benefit due to them. The Company also expects that following the Change in Control, Messrs. Sabatino, Price and Russo will also enter into agreements terminating their employment with the Company and each of Messrs. Lebensfeld, Goldberg, Sabatino, Price and Russo will enter into employment or consulting arrangements as employees or consultants of JAKKS.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Tai Nam Industrial Company Limited ("Tai Nam"), a Hong Kong private limited company, serves as the Company's purchasing agent pursuant to an Agency Agreement dated April 1, 1997, as amended (the "Existing Agency Agreement") between Tai Nam and Toymax Inc. Tai Nam is owned by David Chu, the current Chairman of the Company and one of the Principal Stockholders. As the Company's purchasing agent, Tai Nam arranges for the manufacturing of the Company's products based on purchase orders placed with Tai Nam by the Company. In addition, Tai Nam handles all shipping documents, letters of credit, bills and payment, serves as liaison with other vendors and performs quality control functions.

    Pursuant to the Existing Agency Agreement, Tai Nam receives an agency fee equal to seven percent (7%) of the gross invoiced value of products purchased by Toymax Inc. (based on the factory purchase price of the merchandise). In fiscal 1999, fiscal 2000 and fiscal 2001 Tai Nam earned $3,838,984, $4,041,315 and
$3,456,425 respectively in such fees. Tai Nam's duties include handling purchase orders for, and acting as liaison to, manufacturers and vendors for the Company. Pursuant to the Existing Agency Agreement, the Company purchases products at FOB Yien Tian prices. The Company pays all expenses associated with the making of molds for new products and such molds are assets of the Company. The terms granted to the Company and the historical willingness of Tai Nam to permit the Company to delay payments at certain times, has benefited the Company. The Existing Agency Agreement was automatically renewed April 1, 2001.

    Pursuant to the Stock Purchase Agreement, the Company has agreed that upon closing of the Stock Purchase it would enter into a Termination of Agency Agreements and Stock Options Agreement, by and among Tai Nam, David Chu and his wife, the Company and certain present and former affiliates of the Company, and JAKKS (the "Termination Agreement"). The Termination Agreement will provide, among other things, (i) for the termination of the Existing Agency Agreement and certain other agency agreements between Tai Nam and certain affiliates of the Company; (ii) that JAKKS or the Company will pay Tai Nam a termination fee of $800,000, payable in six equal monthly installments following the date of closing of the Stock Purchase; and (iii) that all options or other rights to acquire securities of the Company held by David Chu shall be terminated.

    In September 1997, the Company entered into a manufacturing agreement with Tai Nam and Jauntiway Investments Limited ("Jauntiway"), a Hong Kong private limited company that is also owned by Mr. Chu (the "Existing Manufacturing Agreement"). This agreement contains standard manufacturing terms and provides that the Company shall not be required to provide a letter of credit or other security to Tai Nam or Jauntiway in connection with its purchase orders. The Existing Manufacturing Agreement was automatically renewed April 1, 2001. In fiscal 2001, the Company's purchases from Tai Nam totaled $57,905,742.

    Pursuant to the Stock Purchase Agreement, the Company has agreed that upon closing of the Stock Purchase it would enter into a Termination and Replacement of Manufacturing Agreement, by and among Jauntiway, Tai Nam, David Chu and his wife, the Company, Toymax (H.K.) Limited and JAKKS (the "Replacement Agreement"). The Replacement Agreement will have a three year term and will provide, among other things, (i) for the termination of the Existing Manufacturing Agreement; (ii) standard manufacturing terms; and (iii) that JAKKS, the Company and Toymax (H.K.) Limited shall continue to use Jauntiway to manufacture certain products and gives Jauntiway the exclusive right to manufacture certain of the Company's products, subject to the conditions contained therein.

    Dan Almagor, a director of the Company, is the Chairman and Executive Partner of ACG International, Inc. ("ACG"), a company which serves as director and advisor to Fortune 1000 and privately-held companies and has provided investment banking services to the Company. The Company expects to pay ACG approximately $1,089,000 in fees for advisory services rendered during the fiscal year ending March 31, 2002 and the following fiscal year in connection with the Stock Purchase and the Merger. The fees paid to ACG during the current fiscal year is expected to exceed 5% of ACG's gross revenues for ACG's current fiscal year.

    Joel Handel, a director of the Company, is a partner at Brown Raysman Millstein Felder & Steiner LLP, a law firm that serves as outside counsel to the Company.

    Prior to joining the Company, Michael Sabatino was an audit partner at BDO Seidman, LLP, a tax consulting organization and a national professional services firm that serves as independent auditors of the Company.

    The Company keeps an interest-free loan account in the name of Steven Lebensfeld, the Company's Chief Executive Officer, in the amount of approximately $75,400 as of December 31, 2001, which reflects business and personal expenses of Mr. Lebensfeld. Amounts which may be due to the Company are repayable upon demand.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                                       TOYMAX INTERNATIONAL, INC. (REGISTRANT)

                                                       By:             /s/ SANFORD B. FRANK
                                                            -----------------------------------------
                                                                         Sanford B. Frank
                                                                  GENERAL COUNSEL AND SECRETARY

Dated: March 4, 2002